UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

18 May 2005

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F          FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES           NO

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains

TNT Mail UK wins Lloyds TSB business, 18 May 2005

18 May 2005

TNT Mail UK wins Lloyds TSB business

TNT Mail UK, part of mail, express and logistics company TNT N.V., has secured a contract with Lloyds TSB to handle over 100 million items of its mail.

The deal will be one of the largest contracts awarded by a national mailer to a new entrant in the newly deregulated postal market. Lloyds TSB joins other TNT Mail UK clients such as Sky, Caudwell Communications, Express Gifts, Booker and others operating under TNT Mail UK's access agreement with Royal Mail.

This is a significant deal for TNT Mail UK and takes its expected volume for 2005 to over 500 million items with hopes to exceed this volume as new clients come on stream.

Lloyds TSB will be using TNT Mail UK's Premier service to carry out upstream mail services, giving it a 48-hour service from collection to delivery. Lloyds TSB and the national postal company will also have a contractual relationship for final sort and delivery over the final mile.

Lloyds TSB is the UK's fifth largest bank with around 16 million customers. TNT Mail UK 's sister company, TNT Managed Services, already has a longstanding relationship with the bank to distribute internal mail between branches.

One of the factors that influenced the decision for Lloyds TSB was its trust in TNT's capability and service. A further service improvement for the bank includes the tracking of all mail handled by TNT Mail UK, from collection, to the point of handover to Royal Mail for final mile delivery.

Nick Wells, managing director TNT Mail UK, said:

"TNT Mail UK continues to win blue-chip clients in the face of stiff competition. This is a major win for us and we hope to grow our presence in this sector in the coming months.

"Lloyds TSB has confidence in our size, scale and resources, which we leverage through TNT and our heritage as the world's most efficient postal operator.

"This win demonstrates that our offer of innovative systems, an enterprising approach and competitive pricing, is attractive to customers and we look to grow market share in other sectors.

"I reiterate that business cannot afford to ignore the opportunities now available in the deregulated postal market. Finance directors of all companies should be looking at how we can make their mailing budgets work harder for them."

Phil Cresswell, Head of Supplier Management, Lloyds TSB, said:

"We chose TNT Mail UK as our partner because it has the ability to deliver on what it promises and a heritage of excellent customer service."

TNT Mail UK is the only new entrant in the deregulated postal market to also offer a business to consumer end-to-end delivery service through its relationship with Express Dairies, with the potential to reach six million households.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Daphne Andriesse

Name: Daphne Andriesse
Title: Senior Press Officer TNT Media Relations

Date: 18 May 2005